

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 28, 2011

Rex W. Tillerson
Chairman and Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

      Re: **Exxon Mobil Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed February 26, 2010
                File No. 1-02256
                Response Letter Dated January 14, 2011

Dear Mr. Tillerson:

      We refer you to our comment letter dated December 1, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                  Sincerely,

                  Cecilia Blye, Chief
                  Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance